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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

INTERMOST CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45881R109

(CUSIP Number)

Robert Preskill
The Corporate Law Group
500 Airport Boulevard, Suite 120
Burlingame, CA 94010
(650) 227-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Alfredo Properties Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7. Sole Voting Power 20,000,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 20,000,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.68%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Magnate Trading Services Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7. Sole Voting Power 6,666,666
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 6,666,666

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.23%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Piaster Assets, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7. Sole Voting Power 6,666,666
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 6,666,666

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.23%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Original Group Holdings, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7. Sole Voting Power 6,668,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 6,668,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,668,000

12.	Check if the Aggregate Ammount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.23%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

First Federal Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7. Sole Voting Power 40,000,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 40,000,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.38%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

First Core Capital Finance

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United Kingdom

Number of	7. Sole Voting Power 22,000,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 22,000,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.66%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Hung Ling Ling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Taiwan, Republic of China

Number of	7. Sole Voting Power 1,540,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 1,540,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.75%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Lai Yu Ling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Taiwan, Republic of China

Number of	7. Sole Voting Power 1,570,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 1,570,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,570,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.75%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP NO. 45881R109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of the above persons (entities only).

Chai Shih-Kai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[X]
(b)[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Taiwan, Republic of China

Number of	7. Sole Voting Power 1,550,000
Shares
Beneficially
Owned	8. Shared Voting Power 0
By Each
Reporting
Person With	9. Sole Dispositive Power 1,550,000

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.75%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.   Security and Issuer

The class of equity securities to which this statement relates consists of the shares of common stock (the “Shares”), of Intermost Corporation, a corporation organized under the laws of Wyoming (the “Issuer”).  The address of the Issuer’s principal executive offices is 005 Renmin Rd. (South) Shenzhen, People’s Republic of China 518014

Item 2.   Identity and Background

This statement is being filed by the following group (the “Reporting Persons”): Alfredo Properties Limited, Magnate Trading Services Ltd., Piaster Assets, Inc., Original Group Holdings, Ltd., First Federal Holdings Ltd., First Core Capital Finance, Hung Ling Ling, Lai Yu Ling, and Chai Shih-Kai.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13d(d)(3) of the Exchange Act.

The Reporting Persons who are Corporations report the following controlling directors: Fred Peck and Lishia Kuo for Alfredo Properties Limited; Wu Chia-Hsun for Magnate Trading Services Ltd.; Chung Su-Yu for Piaster Assets, Inc.; Chiao Chien of Original Group Holdings, Ltd; and Fred Peck and Poon Ka Man for First Federal Holdings Ltd. The principal business address of the aforementioned is 10F No. 77 Zhouzi Street, Neihu District, Taipei, Taiwan (R.O.C.) and the principal business of the aforementioned is investment consulting. First Core Capital Finance has directors, Hsiueh Show-Gui and Jean Jean Kho, whose principal business address is 4F No. 22, Lane 478, Jui Kuang Road, Neihu District, Taipei Taiwan (R.O.C.) with principal business as investment and business consulting.

Additional Reporting Persons include: Hung Ling Ling, whose principal occupation is manager of FFBC Holdings office in Hong Kong, with principal business address Central Plaza, 18 Harbour Rd., Suite 5204, Wanchai, Hong Kong; Lai Yu Ling, unemployed, with principal address No. 1, Alley 42, Lane 122, Rueiguang Rd., Neihu District, Taipei City 114, Taiwan (R.O.C.); and Chu Shih-Kai, whose principal occupation is project manager, FFBC Art Foundation Ltd. H.K., and with principal address, Level 10, No. 77, Zhouzi Street, Neihu District, Taipei, Taiwan (R.O.C.) 11493

The group of Reporting Persons named above (“Group”) with address 31st Floor, 3B31-23 Guomao Building, 005 Renmin Rd. (South), Shenzhen, People’s Republic of China 518014, whose principal business is voting shares together. During the last five years no person of the Group named herein has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no person of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4(d), (g).  Purpose of Transaction

The purpose of the formation of the group of Reporting Persons was to vote in concert on matters decided in the Special Shareholders Meeting including amendment of the bylaws to reduce the number of directors on the Board and election of the board of directors.

Item 5.   Interest in Securities of the Issuer

(a) The named Reporting Persons represent an aggregate 106,660,000 shares (51.86%) of Common Stock.

(b) The named Reporting Persons directing the vote have, in the aggregate, 106,660,000 shares from which each Reporting Person has sole power to vote as reported above, pp. 2-10.

(c) Reporting Persons signed and delivered Proxies on February 14, 2008 for the purpose of voting in the Special Shareholders Meeting of February 18, 2008.

(d) Each of the Reporting Persons affirms that no persons other than each Reporting Persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by each of the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Proxy discussed in Item 5, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.   Material to be Filed as Exhibits

Exhibit	Description
99.1	Agreement in Writing that Schedule 13D is filed on behalf of each Shareholder

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 19, 2008

/s/
Alfredo Properties Limited

/s/
Magnate Trading Services Ltd.

/s/
Piaster Assets, Inc.

/s/
Original Group Holdings Ltd.

/s/
First Federal Holdings Ltd.

/s/
First Core Capital Finance

/s/
Hung Ling Ling

/s/
Lai Yu Ling

/s/
Chai Shih-Kai

Agreement in Writing that Schedule 13D is Filed on Behalf of Each Shareholder

The undersigned shareholders of Intermost Corporation, a Wyoming corporation, each hereby agree that that certain Schedule 13D dated as of February 24, 2008 and signed by each of the undersigned, is filed on behalf of each of them.

IN WITNESS WHEREOF, this Agreement in writing that Schedule 13D is Filed on Behalf of each Shareholder is made effective as of the 24nd day of February, 2008.

/s/
Alfredo Properties Limited

/s/
Magnate Trading Services Ltd.

/s/
Piaster Assets, Inc.

/s/
Original Group Holdings Ltd.

/s/
First Federal Holdings Ltd.

/s/
First Core Capital Finance

/s/
Hung Ling Ling

/s/
Lai Yu Ling

/s/
Chai Shih-Kai